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[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

January 31, 2006

VIA EDGAR AND ELECTRONIC MAIL

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Publicis Groupe S.A. Schedule 13E-3/TO Filed January 17, 2006, as amended January 31, 2006 File No. 05-78159

Dear Mr. Werbitt:

On behalf of Publicis Groupe S.A. ("Publicis" or the "Company"), set forth below are the responses of Publicis to the comments of the staff of the Division of Corporate Finance (the "Staff") regarding its above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the "Schedule TO") which you provided in a letter dated January 27, 2006.

Division of Corporate Finance
January 31, 2006

We are providing via electronic mail a copy of Amendment No. 1 to the above-referenced Schedule TO ("Amendment No. 1"), marked to show changes from the original filing of the Schedule TO on January 17, 2006.

For your convenience, the text of the Staff's comments is set forth in bold text followed by the responses of Publicis. All page references in the responses set forth below refer to pages of the revised Schedule TO.

Schedule TO/13E-3

Item 10. Financial Statements

1.
Please advise of the basis for your belief that the pro forma financial information is not applicable or revise to disclose this information. See Item 1010(b) of Regulation M-A. Your response should also address Item 13 of Schedule 13E-3.

  Response: We supplementally advise the Staff that the Company has reviewed the guidance of Regulation M-A, Item 1010(a) as well as Item 13 to Schedule 13E-3 with respect to the inclusion of pro forma information and concluded that such information was not material and, accordingly, was not required pursuant to Item 1010(a) of Regulation M-A. For the Staff's information, summarized below are the pro forma quantitative impacts of the offer.

  Assuming that 100% of our outstanding warrants are tendered, the Company would need approximately €249 million to fund the repurchase of our warrants (which funding we expect to be provided by cash on hand). The repurchase of 100% of the Warrants would result in a reduction of the Company's cash and cash equivalents balance of €249 million (approximately 1.9% of U.S. GAAP total assets of €13,185 million as of June 30, 2005) and a corresponding reduction to consolidated shareholders' equity (approximately 9.0% of U.S. GAAP consolidated shareholders' equity €2,775 million as of June 30, 2005).

  Likewise, the impact on the Company's consolidated statement of income would be to eliminate interest income earned on the €249 million during the period. For the six-month period ended June 30, 2005 and the year ended December 31, 2005, the Company's average return on its cash and cash equivalents balance was approximately 3%. Accordingly, the Company estimates that the pro forma adjustment to net income (after income taxes) for the six-month period ended June 30, 2005 and the year ended December 31, 2004 would be approximately €2 million and €5 million, respectively, representing approximately 1% of net income for each of those periods (net income reported under U.S. GAAP of €153 million and €346 million for the six-month period ended June 30, 2005 and the year ended December 31, 2004, respectively). Because the outstanding warrants were anti-dilutive for each of the periods presented, there would be no pro forma adjustment to the denominator in the Company's basic or diluted earnings per share calculations and, therefore, the impact

Division of Corporate Finance
January 31, 2006

  on the Company's reported earnings per share would be consistent, in percentage terms, to the impact described above on net income.

Item 13. Information Required by Schedule 13E-3, page 6

2.
Please revise to specifically disclose or incorporate by reference into the Schedule 13E-3/TO the information required by Item 1010(a) and (b) of Regulation M-A, including a reconciliation to U.S. GAAP. See Item 13 of Schedule 13E-3.

  Response: The Company has revised the Schedule TO on page 7 in response to the Staff's comment.

Offer to Purchase

Important, page i

3.
You disclose that this document shall not create any implication that the information contained or incorporated by reference is correct as of any time after the date of this document or that there has been no change in the information. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. While we note your reference to the requirements of Rules 13e-4(d)(2) and 14e-1 to disseminate material changes, please confirm your obligation to amend the Schedule to disclose material changes.

  Response: The Company confirms its obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.

Summary, page 1

General

4.
It appears that your "Summary Term Sheet" predominantly addresses the tender offer. Please revise this section to provide balanced disclosure to equally provide the most material terms of the 13E-3 transaction, as well as the most material terms of the tender offer. For example, your "Summary Term Sheet" should provide a statement as to each filing person's belief as it relates to the fairness of the transaction. See Item 1 of Schedule 13E-3.

  Response: The Company has revised the Schedule TO on page 3 of the Offer to Purchase in response to the Staff's comment.

Division of Corporate Finance
January 31, 2006

What are the expected effects of this offer on the market for the Warrants?, page 5

5.
You disclose that any warrants that remain outstanding following the completion of this offer will continue to be listed on Euronext Paris. You also make a similar statement in this section under the subheading "If I decide not to tender, how will this offer affect my warrants?" Please revise to clarify whether Publicis will continue to list its warrants on Euronext Paris regardless of the number of Warrants tendered. Also, explain whether Euronext Paris has listing requirements that would require Publicis to continue to have a certain number of Warrants outstanding.

  Response: The Company understands that Euronext Paris has the ability to delist a class of securities, such as the Warrants, if less than 5% of the class remains outstanding. The Company further understands from Euronext Paris that Euronext Paris would be highly unlikely to delist the Warrants based on the number of Warrants remaining outstanding following completion of the offer, even if less than 5% of the Warrants remain outstanding. As stated on pages 5, 24 and 36 of the Offer to Purchase, the Company intends to continue to list its Warrants on Euronext Paris regardless of the number of Warrants tendered, subject to Euronext Paris regulations. The Company has revised the Schedule TO on pages 5, 24 and 36 of the Offer to Purchase in response to the Staff's comment.

If I decide not to tender, how will this offer affect my Warrants?, page 5

6.
Please revise to disclose a materially complete description of the possible effects on warrant holders after the offer. For example, will the offer impact liquidity or trading volume?

  Response: The Company has revised the Schedule TO on page 5 of the Offer to Purchase in response to the Staff's comment.

Special Factors. page 8

1.     Background of this Offer, page 7

7.
In an appropriate place in this discussion, expand the background of the transaction to describe all discussions, meetings, negotiations, and contacts among your supervisory board, management and/or third parties. In doing so, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact.

  Response: The Company has revised the Schedule TO on pages 7, 8 and 9 of the Offer to Purchase in response to the Staff's comment.

Division of Corporate Finance
January 31, 2006

  For additional guidance, refer to the following:

  •
  Please identify the person or persons who first raised the issue of simplifying your balance sheet and capital structure and repurchasing Warrants through a tender offer. Also, provide a more definite time frame for this action and explain what prompted the contemplation of this action. In this regard, address why the Publicis first initiated discussions about its plan in September 2002.

  Response: The Company has revised the Schedule TO on pages 7 and 8 of the Offer to Purchase in response to the Staff's comment.

  •
  Please discuss in greater detail any deliberations that occurred between the time when the issue of simplifying your balance sheet and capital structure and for reducing dilution was first raised in September 2002 and December 2004. Why was there a delay in moving forward with a simplification of your balance sheet and capital structure? What events occurred prior to December 2004 that prompted you to revisit this idea? Also, provide similar disclosure for the time frame between December 2004 and October 2005. Why are you engaging in this transaction at this time? See Item 1013(c) of Regulation M-A. It appears from your disclosure that the reasons for going private have existed for several years.

  Response: The Company has revised the Schedule TO on pages 7 and 8 of the Offer to Purchase in response to the Staff's comment.

  •
  What "alternatives" did you consider for simplifying your balance sheet capital structure and for reducing dilution other than a tender offer for your Warrants? Why were the other alternatives not chosen? If no other alternatives were considered, state why not. See Item 1013(b) of Regulation M-A.

  Response: The Company has revised the Schedule TO on pages 7, 8 and 9 of the Offer to Purchase in response to the Staff's comment.

  •
  Please discuss any other prices that were considered before determining the final offer price. Describe the deliberative process, including how the board derived the per Warrant price. Also, did the board choose the price per share exclusive of financial appraisals? Please refer to Item 1015(b)(5) of Regulation M-A.

  Response: The Company has revised the Schedule TO on pages 8 and 9 of the Offer to Purchase in response to the Staff's comment.

8.
We note that Morgan Stanley discussed with your directors various price models and methodologies and certain financial analysis regarding the proposed offer price for the Warrants. Please clarify whether Morgan Stanley provided a fairness opinion.

Division of Corporate Finance
January 31, 2006

Also, we remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by Morgan Stanley and Ricol, Lasteyrie & Associés and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction.

  Response: The Company supplementally advises the Staff that Morgan Stanley did not provide a fairness opinion and that all presentations and reports provided by Morgan Stanley and Ricol, Lasteyrie & Associés have been summarized and provided in accordance with Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

9.
You disclose that six members of your supervisory board were not present when it unanimously approved and adopted the terms of this offer. Please revise to disclose the total number of members on your supervisory board. Also, disclose why all six members did not participate in the approval and adoption process. In this regard, other than the two members that are affiliates of Dentsu, it is unclear why the other four members did not participate.

  Response: The Company has revised the Schedule TO on pages 8 and 9 of the Offer to Purchase in response to the Staff's comment.

2.     Purposes and Reasons for This Offer. page 8

10.
Please revise the disclaimer in the last sentence of this section and any similar disclosure throughout your Offer to Purchase.

  Response: The Company has revised the Schedule TO, including on page 10, and elsewhere, in the Offer to Purchase, in response to the Staff's comment.

3.     Fairness of This Offer, page 9

11.
You disclose that "this offer is fair to all holders of Warrants, including unaffiliated holders." Please revise your disclosure and similar disclosure throughout the document to clarify that the board found that the transaction was fair to your unaffiliated security holders individually, rather than to all of your security holders, collectively. For example, the current disclosure suggests that the board reached one fairness determination that includes unaffiliated security holders, rather than to each group on an individual basis.

Division of Corporate Finance
January 31, 2006

  Response: The Company has revised the Schedule TO, including on page 10, and elsewhere, in the Offer to Purchase, in response to the Staff's comment.

12.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. We note that it does not appear that you have addressed whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value. See Instruction 2(iv) to Item 1014. If the board did not consider this factor, state that and explain why this factor was not deemed material or relevant. Also, to the extent applicable, include a discussion as to why the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factor set forth in Instruction 2(iv) to Item 1014. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Alternatively, if your board relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose and explain the basis for your decision in light of the fact that it does not appear that Ricol, Lasteyrie & Associés opined on the fairness of this transaction to your unaffiliated Warrant holders. Rather, in this regard, we note that Ricol, Lasteyrie & Associés' opinion was limited to a determination that the transaction "is consistent with the interests of Publicis' ordinary shareholders and provides the Warrant holders with liquidity under reasonable conditions."

  Response: The Company supplementally advises the Staff that the analyses related to the offer were undertaken based on the assumption that Publicis is continuing as a going concern. For example, in the "SPECIAL FACTORS—3. Fairness of This Offer" section of the Offer to Purchase, Publicis states: "We did not consider our liquidation value because we consider Publicis to be more valuable as a going concern and we do not intend to liquidate Publicis following the completion of this offer." See page 11 of the Offer to Purchase.

  The Company also supplementally advises the Staff that the analysis of Ricol, Lasteyrie & Associés among the other factors described in "SPECIAL FACTORS—3, Fairness of This Offer" was taken into account in reaching the fairness determination. However, the Company does not adopt the analysis of Ricol, Lasteyrie & Associés as its own.

13.
Your analysis of the fairness of the transaction to unaffiliated shareholders should also address the procedural fairness of the transaction. Please disclose whether you considered the safeguards in Item 1014(c), (d), and (e) in determining whether the transaction is procedurally fair to unaffiliated shareholders. To the extent that any of these safeguards are not present, please provide the basis for making your fairness

Division of Corporate Finance
January 31, 2006

  determination despite the absence of the above referenced safeguards. Please refer to Question and Answer No. 21 in Exchange Act Release 17719.

  Response: The Company supplementally advises the Staff that the 13E-3 transaction which is the subject of this Schedule 13E-3 is a tender that does not involve a vote of any holders of the Warrants or of any of the other classes of securities of Publicis. The offer is a completely voluntary transaction on the part of holders of the Warrants, in which they may choose whether or not to participate. There is no subsequent "freeze-out" transaction in which any holder of Warrants will involuntarily lose the benefits of ownership of the Warrants. The Offer to Purchase describes in detail that the transaction was approved by all of the members of the Supervisory Board present at the Supervisory Board meeting at which the offer was approved, including all of the members of the Supervisory Board who are not employees of Publicis. See page 12 of the Offer to Purchase. In addition, the Offer to Purchase also describes that neither of the two representatives of Dentsu, which Publicis believes is the owner of the largest number of Warrants, were present or participated in the vote of the Supervisory Board with respect to the offer. See page 12 of the Offer to Purchase. The Offer to Purchase also discloses that no other member of the Supervisory Board owns any Warrants. See page 12 of the Offer to Purchase. The Offer to Purchase further discloses that the non-employee directors have not retained an unaffiliated representative to act solely on behalf of the unaffiliated holders of Warrants for purposes of negotiating terms of the offer. See page 12 of the Offer to Purchase.

14.
We refer you to the list of factors that your board took into account in reaching its determination that this offer is fair to all holders of Warrants, including unaffiliated holders. Please expand your disclosure to provide a materially complete discussion of each material factor forming the basis for the board's fairness determination. For example, but without limitation, explain why Dentsu's irrevocable agreement to tender all of its Warrants into this offer at the offer price support your board's conclusion as to fairness. Similarly, how does "[t]he fact that this offer is structured as a tender offer for all the Warrants and that the price offered per Warrant in cash" support the board's fairness determination?

  Response: The Company has revised the Schedule TO on pages 10, 11, and 12 of the Offer to Purchase in response to the Staff's comment.

15.
See the immediately preceding comment. Please revise to further discuss the statement that "the price of €9 offers a reasonable premium over the average trading price of Warrants since they started trading on April 1, 2005." In this regard, disclose the average trading price of the Warrants and explain how the average trading price was derived. Also, revise to disclose the price at which the Warrants are trading as of

Division of Corporate Finance
January 31, 2006

  the most recent practicable date. If the trading price is higher than the €9 offer price, please disclose why the board continues to believe that the consideration is fair.

  Response: The Company has revised the Schedule TO on pages 10 and 11 of the Offer to Purchase in response to the Staff's comment. As disclosed in the Offer to Purchase, the closing price of Warrants on Euronext Paris on January 30, 2006 was 10.60 euros and the trading volume was approximately 4,352. See page 11 of the Offer to Purchase. In this respect, the trading price and trading volume of the Warrants is very similar to the trading price and trading volume of the Warrants prior to the determination of the Supervisory Board and Management Board to approve the offer and the commencement of the offer. In reaching its conclusion that the offer is fair, as set forth in "SPECIAL FACTORS—3. Fairness of This Offer" section of the Offer to Purchase, notwithstanding the recent trading prices of Warrants the Supervisory Board particularly noted that the trading volumes of the Warrants have been relatively low and that there is no assurance that the recent trading prices of the Warrants could be realized for larger volumes of Warrants, including all of the Warrants subject to this offer.

16.
Did the board consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders?

  Response: The Company has revised the Schedule TO on page 11 of the Offer to Purchase in response to the Staff's comment.

4.     Financial Analysis of this Offer, page 11

17.
We refer you to the disclosure regarding the role of Morgan Stanley. Please expand your disclosure to explain the role of Morgan Stanley as it relates to board's determination of the consideration of the Warrants and the fairness of the transaction to your unaffiliated security holders, in view of the fact that it does not appear that Morgan Stanley issued a fairness opinion to the board. Also, please elaborate on your disclosure that certain Morgan Stanley affiliates continue to provide related investment banking and advisory services to use and financial services to holders of Warrants.

  Response: The Company has revised the Schedule TO on pages 19 and 23 of the Offer to Purchase in response to the Staff's comment.

18.
Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Ricol, Lasteyrie & Associés that it used to formulate its opinion, including the specific assumptions outlined in Ricol, Lasteyrie & Associés' fairness opinion and report. Please note that any non-public information used by Ricol, Lasteyrie & Associés in formulating its data should be summarized in

Division of Corporate Finance
January 31, 2006

  the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Similarly, to the extent that Morgan Stanley issued a fairness opinion regarding this transaction, please revise to disclose any projection and underlying assumptions utilized to formulate its opinion.

  Response: The Company confirms that no projections of the Company were supplied to Ricol, Lasteyrie & Associés for use in preparing its report or reaching the conclusions set forth therein. The Company supplementally advises the Staff that the only non-public information that may be material in the context of the offer that was supplied to Ricol, Lasteyrie & Associés for use in preparing its report and reaching the conclusions set forth therein are the previous purchases of Warrants by Publicis. Such information has been set forth in the Offer to Purchase, including in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis of the Offer Price," and elsewhere, in the Offer to Purchase. The Company also confirms that Morgan Stanley did not provide a fairness opinion regarding the offer.

6.     Effects of This Offer, page 22

19.
Please expand this section to specifically disclose the positive and negative effects of this transaction on your affiliated and unaffiliated security holders, including those that tender and those that will remain security holders following the Offer. See Item 1013(d) of Regulation M-A.

  Response: The Company supplementally advises the Staff that it believes that it has complied with the disclosure obligations set forth in Item 1013(d) of Regulation M-A in this regard.

8.     Income Tax Consequences, page 24

20.
Please eliminate the disclaimer at the bottom of page 25 that the discussion is included "for general information only." We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

  Response: The Company has revised the Schedule TO on page 27 of the Offer to Purchase to delete this disclaimer in response to the Staff's comment.

Division of Corporate Finance
January 31, 2006

This offer, page 26

7.     Source and Amount of Funds, page 30

21.
We note that you disclose that you will use "short-term borrowing" to pay for a portion of the Warrants you purchase in this offer. Please revise to elaborate on your plan to use "short-term borrowing," including the information required by Item l007(d) of Regulation M-A. Also, revise to disclose the consequences if you are unable to use "short-term borrowing" to pay for a portion of the Warrants you purchase in this offer.

  Response: The Company has revised the Schedule TO on pages 2 and 32 of the Offer to Purchase to reflect that it will use cash on hand to pay for all Warrants tendered in the offer.

Closing

  Response: The Company notes the Staff's comment and is providing the requested acknowledgment under separate cover.

*        *        *

Should you require further clarification of the matters discussed in this letter or in the revised Schedule TO, please contact Elliott V. Stein or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,
/s/ Joshua R. Cammaker
Joshua R. Cammaker
cc:
Jean-Michel Etienne
    Publicis Groupe S.A.

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